

Jeff Gibson • 3rd

Founder, COO at Tesseract

Tesseract • North Carolina State University

Fremont, California • 218

InMail ⋯

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Experience



Founder, COO
Tesseract
May 2017 – Present • 1 yr



Lead GNC Systems Engineer
Masten Space Systems
Dec 2013 – May 2017 • 3 yrs 6 mos
Mojave, CA



Senior Engineer
UTC Aerospace Systems
Jun 2008 – Nov 2013 • 5 yrs 6 mos
Vergennes, VT

Media (4)

Talon Laser Guided Rocket

Multi-Service S

Education



North Carolina State University
Master of Science (MS), Aerospace Engineering
2011 – 2013

Florida Institute of Technology
High Tech with a Human Touch™

BS, Aerospace Engineering
2004 – 2008

Skills & Endorsements

Systems Engineering · 13

Endorsed by **William Flood and 1 other who is highly skilled at this**

Endorsed by **5 of Jeff's colleagues at Masten Space Systems**

Simulink · 12

Endorsed by **John Erickson, who is highly skilled at this**

Endorsed by **4 of Jeff's colleagues at Masten Space Systems**

Matlab · 12

Endorsed by **Luke Farrell and 2 others who are highly skilled at this**

Endorsed by **4 of Jeff's colleagues at Masten Space Systems**

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Accomplishments

2 **Projects** ⌄

DARPA Experimental Spaceplane (XS-1) - GNC, Software, & Avionics Lead • NASA Lunar CATALYST - GNC, Software, & Avionics Lead

1 **Patent** ⌄

Systems and methods for retaining and deploying canards

Interests

Unmanned Systems

Unmanned Systems Network (u…
23,575 members

Tesseract

Tesseract
45 followers

Guidance, Navigation & Control (uas,ua) / Radar

Guidance, Navigation & Control …
4,924 members

Florida Institute of Technology Carolin

Florida Institute of Technology
61,104 followers

Space Angels

Space Angels
2,864 followers

North Technology Carolin

North Carolina State University
222,183 followers

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